Mail Stop 3010

January 28, 2010

Mr. William R. Norton
Executive Vice President
PureSpectrum, Inc.
340 Eisenhower Dr.
Building 600, Suite 610
Savannah, Georgia 31406

      Re: **PureSpectrum, Inc.**
              Item 4.01 Form 8-K
              Filed January 21, 2010, as amended January 27, 2010
              File No. 000-53015

Dear Mr. Norton:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Jonathan Wiggins
              Staff Accountant